Exhibit 1.01

PPG INDUSTRIES, INC.
Conflict Minerals Report
For The Year Ended December 31, 2016

1.    Company Overview
This report for the year ended December 31, 2016 is presented by PPG Industries, Inc. (herein referred to as “PPG,” “we,” “us,” or “our”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to the use of conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants, like PPG, whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined by the Conflict Minerals Rule as “columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten.” The intent of Congress in adopting Section 1502 of the Dodd-Frank Act as stated by the SEC in the adopting release for the Conflict Minerals Rule was “to further the humanitarian goal of ending extremely violent conflict in the Democratic Republic of the Congo, which has been partially financed by the exploitation and trade of conflict minerals originating in the Democratic Republic of the Congo.” The Conflict Minerals Rule’s requirements apply to SEC registrants whatever the geographic origin of the conflict minerals used by them and whether or not such conflict minerals fund armed conflict in the Democratic Republic of the Congo (the “DRC”) or in an adjoining country (collectively referred to as the “Covered Countries”).
PPG manufactures and distributes a broad range of coatings, specialty materials and fiber glass products. PPG manufactures coatings for customers in a wide array of end-use markets. The refinish coatings business supplies coatings products for automotive and commercial transport/fleet repair and refurbishing, light industrial coatings and specialty coatings for signs. The aerospace coatings business supplies coatings, sealants and transparencies for commercial, military, regional jet and general aviation aircraft, and transparent armor for specialty applications. The protective and marine coatings business supplies coatings and finishes for the protection of metals and structures to metal fabricators, heavy duty maintenance contractors and manufacturers of ships, bridges and rail cars. The architectural coatings business primarily produces coatings used by painting and maintenance contractors and by consumers for decoration and maintenance of residential and commercial building structures. PPG’s automotive OEM coatings business supplies coatings, adhesives and sealants for the automotive industry and metal pretreatments and related chemicals for industrial and automotive applications. PPG’s industrial coatings business produces coatings for appliances, agricultural and construction equipment, consumer electronics, automotive parts and accessories, building products, transportation vehicles and numerous other finished products. The packaging coatings business supplies coatings to a variety of manufacturing companies for the protection, performance and decoration of metal cans, closures, plastic tubes, industrial packaging, and promotional and specialty packaging. PPG manufactures optical lens materials and coatings; photochromic dyes; organic light emitting diode (OLED) materials; amorphous precipitated silicas for tire, battery separators and coatings; and TESLIN® substrate, a silica-based synthetic paper used in variety of end-use markets, including radio frequency identification (RFID) tags and labels, e-passports, driver’s licenses and identification cards. PPG is also a producer of continuous strand fiber glass. Through September 2016, PPG produced flat glass for use in commercial and residential construction. For more information about PPG’s business, please see PPG’s 2016 Annual Report on Form 10-K available at http://investor.ppg.com. The content of any website referred to in this Conflict Minerals Report is included for general information only and is not incorporated by reference into this Report.
Description of Products Covered by this Report
This report relates to PPG products for which conflict minerals may be necessary to the functionality or production of such products, products that PPG manufactured or contracted to be manufactured, and products which were manufactured between January 1, 2016 and December 31, 2016.
Through internal research and surveys of its direct suppliers, PPG has determined that certain of its coatings and former flat glass products contain conflict minerals that may be sourced from the Covered Countries, requiring the filing of this report. The only conflict mineral that PPG uses is tin. Through September 2016, PPG used tin to manufacture flat glass using the “float glass” manufacturing process. Tin is not added to the glass for any functional purpose. The tin is melted into a tin “bath” over which the new, liquefied glass floats as it exits the furnace creating a uniform sheet of glass. As the new, liquefied, hot glass floats across the molten tin bath, a tiny amount of the molten tin is absorbed into the liquefied glass as it is forming. In October 2016, PPG completed the sale of its flat glass business. PPG has included in this report the results of its reasonable country of origin inquiry and due diligence results for its former flat glass business. In some of PPG’s coatings products, small amounts of tin or tin oxides are an ingredient in the pigments or resins in the coating. Typically, the tin present in the resins is in the form of a tin oxide that is used as a catalyst to facilitate the resin manufacturing process. In oral guidance issued by the staff of the SEC’s Division of Corporation Finance to the Keller & Heckman LLP law firm on May 30, 2014 and subsequently to other consultants (referred to in this Report as the “SEC Staff Guidance”), the SEC staff stated that chemical compounds derived from the conflict minerals, including tin oxides and catalysts containing tin, are chemically distinct from the conflict minerals and are therefore not within the scope of the Conflict Minerals Rule. As such, the origins of these compounds do not need to be traced for inclusion in the Form SD or Conflict Minerals Report. In accordance with the SEC Staff Guidance, PPG did not conduct a reasonable country of origin inquiry or due diligence on the compounds of tin used in its products that are within the scope of the SEC Staff Guidance. In addition, PPG has refined its raw material database to exclude from its due diligence raw materials containing conflict minerals that are not necessary to the functionality or production of the raw material such as naturally occurring traces of tin or tin appearing as a contaminant.
PPG Conflict Minerals Policy
PPG has adopted the following conflict minerals policy:
On August 22, 2012, the U.S. Securities and Exchange Commission (SEC) adopted final rules to implement reporting and disclosure requirements concerning Conflict Minerals, as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Under the SEC rules, publicly traded companies must report annually on their use of Conflict Minerals. “Conflict Minerals” currently include cassiterite, columbite/tantalite, and wolframite (the most common derivatives of which are tin, tantalum and tungsten, respectively) and gold. These Conflict Minerals are of concern because mines in the Democratic Republic of the Congo (DRC) and surrounding countries are important sources of these minerals. Some of these mines are controlled by armed groups that finance their conflicts through mining activities. The Conflict Minerals reporting and disclosure requirements were enacted to further the humanitarian goal of ending violent conflict and human rights abuses in the DRC and surrounding countries, which have been partially financed by the exploitation and trade of Conflict Minerals.
PPG is committed to ethical business conduct and responsible sourcing. We are working diligently with our global supply chain partners to ensure compliance with the SEC’s Conflict Minerals rules. However, the international supply chain for these minerals is complex, and the tracing of them is challenging. Many of the Conflict Mineral containing raw materials used by PPG passed through a variety of intermediaries before reaching PPG. PPG does not purchase directly from smelters. Therefore, PPG must rely upon our suppliers to identify the sources of Conflict Minerals and to declare the Conflict Mineral status of their products.
Consistent with PPG’s commitment to social responsibility and sustainability:

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PPG expects each of our suppliers to conduct due diligence on its supply chain in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and to determine the source of any Conflict Minerals or Conflict Mineral containing product supplied to PPG.

•
PPG expects all of our suppliers to provide the Conflict Minerals source information reasonably requested by PPG necessary to support our due diligence and reporting obligations under the SEC’s Conflict Minerals rules.

•	PPG expects our suppliers to notify us if a product supplied to PPG contains Conflict Minerals originating in the DRC or surrounding countries.

•
Suppliers who are not able to provide adequate information about the source of any Conflict Minerals in the products supplied to PPG or that supply products containing Conflict Minerals from the DRC or surrounding countries shall be evaluated by PPG’s Global Purchasing and Logistics Department and may be denied future PPG business.

PPG’s Conflict Minerals Policy is available on our website at http://sustainability.ppg.com/getmedia/d6345d83-b6f4-4d89-93b6-ec570122b7cc/Conflict-Materials-Policy.pdf.aspx.
For additional information about PPG’s commitment to responsible sourcing and other human rights, see PPG’s Global Code of Ethics, which is available on our website at http://corporate.ppg.com/Our-Company/Ethics.aspx, and PPG’s Global Supplier Code of Conduct, which is available on our website at http://corporate.ppg.com/Purchasing/Supplier-Sustainability.aspx.
Supply Chain
PPG is committed to ethical business conduct and responsible sourcing. PPG produces none of the conflict minerals used in its products. All are sourced from a variety of suppliers located worldwide. The international supply chain for these minerals is complex, and the tracing of them is challenging. Many of the conflict mineral containing raw materials used by PPG passed through a variety of intermediaries before reaching PPG. PPG does not purchase conflict minerals directly from smelters.
We rely on our direct suppliers to provide information about the origin of the conflict minerals contained in the raw materials supplied to us, including sources of conflict minerals that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for multiple years, and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or when our contracts renew, we are implementing our policy to require suppliers to provide us information about the source of conflict minerals in their products, including the smelters that processed the conflict minerals. In the meantime, as described below, we are working with our suppliers to obtain the required conflict minerals sourcing information.
Reasonable Country of Origin Inquiry
PPG investigated the conflict mineral content in all products sold by us, excluding those products sold by companies PPG recently acquired as allowed under the Conflict Minerals Rule. PPG’s Product Stewardship team searched all substances in PPG’s Global Product Stewardship System in order to identify the substances that contained conflict minerals in any amount and in any form, including tin oxides and organotin. All raw materials used by PPG containing conflict minerals were identified. The list of conflict mineral containing raw materials was provided to PPG Global Supply Management (PPG’s Corporate Purchasing department) to facilitate its interactions with the suppliers of these raw materials. Subsequently, the Product Stewardship team developed lists of the conflict mineral containing substances. We then used internally developed software to generate the list of raw materials containing conflict minerals. These substance lists are reviewed and updated regularly to assess or identify any new conflict mineral containing raw materials.
Using the conflict mineral containing raw material information supplied by the Product Stewardship team, Global Supply Management determined which of the raw materials had been purchased by PPG in the past two years. Global Supply Management then made inquiries of every supplier of the purchased conflict mineral containing raw materials to determine the origin of the conflict minerals in the raw materials supplied to PPG. While every supplier was surveyed, because of the complexity and size of our supply chain, we developed a risk-based approach that focused our efforts on our major suppliers based on number of raw materials supplied and total weight of raw materials supplied. We believe that this is a reasonable approach because a large majority of our conflict mineral containing raw materials are supplied by a small number of suppliers. We requested that all identified suppliers provide information to us regarding conflict minerals and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about the origin of the conflict minerals in its supply chain such as the names and locations of smelters and refiners as well as the origin of conflict minerals used by those facilities.
PPG relies on the information made available through the Conflict-Free Smelter Program (“CFSP”) administered by the Conflict-Free Sourcing Initiative (“CFSI”). The CFSP is a voluntary initiative in which an independent third party audits smelter procurement and processing activities and determines if the smelter has provided sufficient documentation to demonstrate with reasonable confidence that the minerals it processed originated from conflict-free sources. The CFSI publishes a conflict-free smelter list, which is composed of mineral processing facilities that have been reviewed by an independent third-party audit to assess whether the facility employs policies, practices and procedures to provide assurance that the material sourced is conflict-free with respect to the Covered Countries. The CFSI also provides country of origin data for members, which has been aggregated due to confidential business information concerns. PPG relied on this information to identify (1) the conflict status of conflict minerals processed by PPG’s suppliers’ smelters and (2) the countries of origin of ores in the supply chains of these smelters that were listed by the CFSI as having been verified to be conflict-free during 2016. Where the CFSI data showed that ores utilized by one or more of PPG’s suppliers’ smelters originated in the Covered Countries, PPG concluded that there is reason to believe that conflict minerals from the Covered Countries are present in the products of our suppliers.
Efforts to Determine Mine or Location of Origin
PPG has determined that asking our suppliers to complete the Template to provide us with information about the origin and processing of the conflict minerals in our supply chain and the use of the CFSI data represents our reasonable best efforts to determine the mines or locations of origin of the conflict minerals in our supply chain. All suppliers of conflict mineral containing materials that responded to our request provided smelter names and the smelter’s location. No supplier provided a country of origin for the conflict minerals contained in the raw materials supplied to PPG. As noted above, PPG relies on information from the CFSI for country of origin information for the smelters where our supplier has not provided such information. No information about the actual mines where the conflict minerals were extracted was provided by any supplier or by the CFSI.
Control Systems
As PPG does not have a direct relationship with conflict mineral smelters, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors. PPG participates in the National Association of Manufacturers Conflict Minerals Task Force and participates in discussions with the American Coatings Association and other trade associations. In addition, PPG is a member of the CFSI.
Controls include, but are not limited to, PPG’s Global Code of Ethics, which outlines expected behaviors for all PPG employees and suppliers, PPG’s Global Supplier Code of Conduct, PPG’s Conflict Minerals Policy described above and PPG’s due diligence efforts to determine the source of the conflict minerals in the raw materials supplied to us as described below.
Grievance Mechanism
PPG maintains an anonymous ethics helpline that employees, suppliers and customers can use to report violations of PPG’s policies, including PPG’s Global Code of Ethics, PPG’s Global Supplier Code of Conduct, Conflict Minerals Policy or any other matter. The Global Code of Ethics, the phone numbers and email address to contact the ethics helpline are publicly available at http://corporate.ppg.com/Our-Company/Ethics.aspx.
Pursuant to PPG’s Conflict Minerals Policy, suppliers who are not able to provide adequate information about the source of any conflict minerals in the raw materials supplied to PPG or that supply products containing conflict minerals from the Covered Countries will be evaluated by PPG Global Supply Management and may be denied future PPG business.
2.    Due Diligence Process
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (which we refer to as the “OECD Guidance”) and the related Supplement for Tin, Tantalum and Tungsten specifically as they relate to our position in the supply chain as a “downstream” purchaser.
Due Diligence Performed
Management Systems
As described above, PPG has adopted a Conflict Minerals Policy which is available on our website at http://sustainability.ppg.com/getmedia/d6345d83-b6f4-4d89-93b6-ec570122b7cc/Conflict-Materials-Policy.pdf.aspx.

Internal Team
PPG has established a management system for conflict minerals. Our management system includes a Conflict Minerals Working Group sponsored by the Executive Vice President with responsibility for the purchasing and logistics function as well as executive-level representatives and a team of subject matter experts from Product Stewardship, Global Supply Management, Law and Science and Technology. The Conflict Minerals Working Group is responsible for implementing PPG’s conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts.
Supplier Engagement
With respect to the OECD requirement to strengthen engagement with suppliers, PPG typically has long-term relationships with its suppliers. We believe that these long-term engagements have contributed to the high rate of responses we have received from our suppliers. PPG is also seeking the cooperation of our suppliers in adhering to PPG’s Conflict Minerals Policy and in working openly with us in assessing the origin of the conflict minerals contained in the raw materials used by PPG. PPG intends to incorporate its Conflict Minerals Policy into new and renewed suppler contracts.
Maintain Records
PPG has adopted a policy to retain relevant documentation for an appropriate period of time in accordance with the recommendations in the OECD Guidance.
3.    Identify and Assess Risk in the Supply Chain
As a result of the SEC Staff Guidance and further refinement of our raw material database to exclude from our due diligence raw materials that contain non-functional conflict minerals, the number of conflict mineral containing raw materials purchased by PPG was reduced dramatically from 2013 to 2014. For 2016, PPG identified eight direct suppliers who supplied PPG with raw materials containing conflict minerals, the origins of which are required to be researched by the Conflict Minerals Rule. PPG relies on these suppliers, whose raw materials contain conflict minerals, and CFSI data to provide us with information about the source of the conflict minerals contained in the raw materials supplied to us. PPG’s direct suppliers are similarly reliant upon information provided by their suppliers. Many of our largest suppliers are not SEC registrants and are not subject to the Conflict Minerals Rule.
Design and Implement a Strategy to Respond to Risks
In response to this risk assessment and PPG’s use of raw materials containing conflict minerals, PPG’s Conflict Minerals Policy includes a risk management plan through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided to senior management. We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers’ data submissions.
As described in PPG’s Conflict Minerals Policy, we will review any of our suppliers whom we have reason to believe are supplying PPG with conflict minerals from sources that may support conflict in the DRC or any adjoining country or that cannot provide us with adequate due diligence information that establishes an alternative source of conflict minerals, as provided in the OECD Guidance. If this is not possible, PPG may choose to purchase its raw materials from suppliers who are able to certify that the conflict minerals in their products are “DRC conflict-free.”
Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
As a downstream company, we do not have a direct relationship with conflict minerals smelters and do not perform or direct audits of these entities within our supply chain. As the origin of conflict minerals cannot be determined after the ores have been smelted or refined, smelters are in the best position to determine the country of origin. Thus, the most important point in the supply chain for a downstream company to have third-party, conflict-free validation is at the smelter level. For that purpose, we make use of the conflict-free smelter listing of the CFSI. We support audits through industry-wide initiatives such as our membership in the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict-Free Sourcing Initiative.

Report Annually on Supply Chain Due Diligence
This Conflict Minerals Report constitutes our annual report on our conflict minerals due diligence. In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website at http://sustainability.ppg.com/ConflictMinerals and has also been filed with the SEC.
4.    Due Diligence Findings
As noted above, PPG’s adoption of the SEC Staff Guidance and PPG’s further refinement of our raw material database greatly reduced the number of functional conflict mineral containing raw materials purchased by PPG in 2014 and 2015. PPG focused its due diligence on its suppliers of materials containing elemental tin, tungsten, tantalum and gold. PPG surveyed the approximately 31 suppliers that supplied materials that potentially met the Conflict Minerals Rule’s criteria. PPG received responses from all of the suppliers surveyed.
We reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the response. We have worked directly with these suppliers to provide revised responses. None of PPG’s suppliers responded that the conflict minerals contained in the raw materials supplied to PPG were not found to be “DRC conflict-free.”
Of the responses we received, all suppliers included the name of one or more smelters used by that supplier. Surveyed suppliers identified a total of 26 smelters in their responses to us. It is unclear to us whether these are the smelters that processed the conflict minerals contained in the raw materials purchased by PPG or whether the smelters named to us were all of the smelters used by such supplier. All of these smelters were identified as certified conflict-free using the Template and CFSI data. The smelters identified by our suppliers were:

Smelter Name	Smelter Country
China Tin Group Co., Ltd.	China
Cooperativa Metalurgica de Rondônia Ltda.	Brazil
CV United Smelting	Indonesia
EM Vinto	Bolivia
Malaysia Smelting Corporation (MSC)	Malaysia
Metallo-Chimique N.V.	Belgium
Mineração Taboca S.A.	Brazil
Minsur	Peru
Operaciones Metalurgical S.A.	Bolivia
PT Artha Cipta Langgeng	Indonesia
PT ATD Makmur Mandiri Jaya	Indonesia
PT Bangka Prima Tin	Indonesia
PT Belitung Industri Sejahtera	Indonesia
PT Bukit Timah	Indonesia
PT DS Jaya Abadi	Indonesia
PT Inti Stania Prima	Indonesia
PT Lautan Harmonis Sejahtera	Indonesia
PT Mitra Stania Prima	Indonesia
PT Refined Bangka Tin	Indonesia
PT Sariwiguna Binasentosa	Indonesia
PT Timah (Persero) Tbk Kundur	Indonesia
PT Timah (Persero) Tbk Mentok	Indonesia
PT Tinindo Inter Nusa	Indonesia
Thaisarco	Thailand
White Solder Metalurgia e Mineração Ltda.	Brazil
Yunnan Tin Company, Ltd.	China

PPG supports the refinement and expansion of the list of participating certified conflict-free smelters.
No supplier provided a country of origin for the conflict minerals contained in the raw materials supplied to PPG. The following countries were identified by PPG as possible countries of origin for the conflict minerals contained in the raw materials supplied to PPG using information provided by the CFSI:

Country
Australia	Mongolia
Bolivia	Myanmar
Burundi	Nigeria
Brazil	Peru
China	Portugal
Colombia	Rwanda
Democratic Republic of the Congo	Russia
Indonesia	Thailand
Laos	Uganda
Malaysia	Vietnam
Except for the Democratic Republic of the Congo, the CFSI does not indicate individual countries of origin of the conflict minerals processed by compliant smelters. Instead, the CFSI indicates country of origin by category. Because the CFSI generally does not indicate individual countries of origin of the conflict minerals processed by compliant smelters and refiners, PPG was not able to determine the countries of origin of the conflict minerals processed by the listed compliant smelters with greater specificity. As such, the tin contained in the raw materials used by PPG may have come from any of the countries listed above. No information about the actual mines where the conflict minerals were extracted was provided to PPG, and this information is not provided by the CFSI.
5.    Continued and Future Actions
PPG has taken and intends to continue to take the following actions to improve the due diligence process to further mitigate the risk that the conflict minerals in our products benefit armed groups in the Covered Countries:

a.	Further publicize PPG’s conflict minerals policy with our suppliers.

b.	Enhance the ability to identify conflict minerals in raw materials that are new to PPG.

c.	Further review the raw materials used by PPG’s affiliates, joint ventures and acquired companies.

d.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

e.
Engage any of PPG’s suppliers found to be supplying PPG with conflict minerals from sources that support conflict in the Covered Countries or that cannot to establish an alternative source of conflict minerals that does not support such conflict.

f.	Review continued sourcing from any suppliers that are unable to provide PPG with appropriate due diligence information.

g.	Work with relevant trade associations and others to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Forward-Looking Statements
Statements in this Conflict Minerals Report relating to matters that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting the company’s current view with respect to future events or objectives and financial or operational performance or results. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q and its current reports on Form 8-K, filed with the Securities and Exchange Commission. Accordingly, many factors could cause actual results to differ materially from the company’s forward-looking statements.
Among these factors are PPG’s success engaging with its supply chain in the future, changes in PPG’s supply chain, changes to the raw materials used by or supplied to PPG, new or changed conflict mineral origin information received from PPG’s suppliers, including new or changed smelter or country of origin information, changes to the formulation of PPG’s products, changes to the Conflict Minerals Rule or Section 1502 of the Dodd-Frank Act, and new rules, laws or court decisions and interpretations. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, lower sales or earnings, business disruption, operational problems, reputational harm, financial loss, legal liability to third parties and similar risks, any of which could have an adverse effect on PPG’s consolidated financial condition, results of operations or liquidity.
Forward-looking statements speak only as of the date of their initial issuance, and PPG does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.